Exhibit 23.3 Consent of Sproule Associates Limited

April 14, 1998


Saba Petroleum company
3201 Airpark Drive, Suite 201
Santa Maria, CA 93455


     Re: Evaluation of the P&NG Reserves of Beaver lake Resources Corporation, as of January 1, 1998
Dear Sirs:

     Sproule Associates Limited hereby consents to being named in the annual 10-K report filed with the SEC and to the reference in this document to the Sproule Report.

     We confirm that we have read excerpts from the draft document and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our report.

Sincerely,

/s/ H.J. FIRLA
     H.J. Firla, P. Eng.